FULLCAST®

www.fullcast.co.jp

05010453

RECEIVED

2005 AUG 15 P 1:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 9, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Brief Statements of Third Quarter Financial Results (on a consolidated basis) and Forecast (including revision of forecast)

2. Notice of Merger of Consolidated Subsidiaries

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Very truly yours,

Fullcast co., Ltd

Shingo Tsukahara

Shingo Tsukahara
Director

SN-2005-4

Fullcast Co., Ltd.

FULLCAST

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Fullcast Co., Ltd.

FULLCAST

August 8, 2005

Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2005

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone:	+81-3-3780-9507
Board meeting for approving:	August 8, 2005
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ended June 30, 2005 (October 1, 2004 – June 30, 2005)

(1) Consolidated operating results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Third quarter ended June 2005	48,973	40.4	2,499	16.0	2,510	16.1
Third quarter ended June 2004	34,868	25.0	2,154	27.7	2,161	21.7
Year ended September 2004	49,688	—	3,255	—	3,292	—

	Net income for the third quarter		Net income per share for the third quarter	Diluted net income per share for the third quarter
	Millions of yen	%	Yen	Yen
Third quarter ended June 2005	814	-3.7	2,979.13	—
Third quarter ended June 2004	845	-1.1	3,147.27	3,133.05
Year ended September 2004	1,511	—	5,603.88	5,578.67

Notes:

1. Investment profit and loss on equity method (millions of yen)
   - Third quarter ended June 2005: 9
   - Third quarter ended June 2004: 1
   - Year ended September 2004: 1
2. Average number of shares outstanding (consolidated)
   - Third quarter ended June 2005: 273,312 shares
   - Third quarter ended June 2004: 268,615 shares
   - Year ended September 2004: 269,796 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter ended June 2005	21,363	11,267	52.7	41,225.47
Third quarter ended June 2004	18,193	10,543	58.0	38,578.09
Year ended September 2004	19,461	10,977	56.4	40,165.04

Note: Number of shares outstanding
Third quarter ended June 2005: 273,312 shares
Third quarter ended June 2004: 273,312 shares
Year ended September 2004: 273,312 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter ended June 2005	557	-983	734	6,397
Third quarter ended June 2004	-377	-70	1,020	5,723
Year ended September 2004	-5	-73	1,016	6,088

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 11
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 4
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2005 (October 1, 2004 – September 30, 2005)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	71,820	4,780	2,100

Reference: Estimated net income per common share for the full year: 7,683.52 yen

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2005 Fiscal Year*" section on page 8.

Figures for the third quarter of fiscal year 2004 ended June and for fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the third quarter of fiscal year 2005 ended June are rounded off to the nearest million yen.

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

Revenues increased and profits declined in the third quarter of the fiscal year ending September 30, 2005. The Fullcast Group sets to work on laying the foundation for future growth and boosting profits.

(1) Operating Highlights in the Third Quarter

Third Quarter ended June 30, 2005 (April 1, 2005 – June 30, 2005)
Third Quarter ended June 30, 2004 (April 1, 2004 – June 30, 2004)

1) Consolidated operating highlights in the third quarter

(Millions of yen)

	Q3 of FY2005	Q3 of FY2004	YoY change
Net sales	16,482	12,287	34.1%
Operating income	524	560	-6.5%
Ordinary income	497	549	-9.5%
Current net income	248	-50	–
Current net income per share	¥905.77	* ¥ -184.43	–

*As of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share for the third quarter of the fiscal year 2004 was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

Japan's employment outsourcing market, where the Fullcast Group ("Group") operates, remained strong as companies promoted efforts to streamline business management with the aim at improving profitability and the employment pattern changed in the third quarter of the fiscal year ending September 30, 2005. This in turn boosted the number of companies which look to outsourcing of labor proactively.

Amid such market environment, the role to be played by, and business opportunities for the Group have expanded as a provider of comprehensive human resources outsourcing solutions. With the Spot Business, which provides short-term staffing services, as the nucleus, in all the three business segments of the Company, such as the Factory Business, which provides production line work, and the Technology Business, which dispatches technical experts and engineers, the demand for human resources outsourcing solutions remained brisk in the reporting period.

In the quarter in review as the number of affiliates of the group rose, the Company set up the Group Sales Promotion Department to take advantage of synergies from the Group and stepped up Group's sales system to make available the system to readily respond to the needs for outsourcing, which arise in all the stages of the client company's business cycle.

On the loss and profit front, though we strove to hold down expenses more vigorously than before, due to increased costs of recruiting new graduates or advertising, including TV commercials, the Company suffered a loss in income compared to the same period last year in the quarter in review.

To strengthen the system to manage all the information assets needed to continue to conduct business, including personal information and business information, Fullcast and Fullcast Factory Co., Ltd. obtained the Information Security Management System (ISMS) certificate as of June 27, 2005.

Furthermore, four main companies of the Group, such as Fullcast, Fullcast Factory, Fullcast Central and Fullcast Technology, increased the number of offices which meet ISO9001 standards (2000 version). As a result, all their business offices* obtained the certificate as of May 31, 2005.

*All the business offices at the time of application in January 2005.

As a result, net sales increased 34.1% over the same period last year to 16,482 million yen, with operating income, down 6.5% to 524 million yen and current net income being 248 million yen in the current fiscal year in review, compared to the net loss of 50 million yen in the same time last year.

2) Operating highlight in the third quarter by business segment

Spot Business

(Millions of yen)

	Q3 of FY2005	Q3 of FY2004	YoY change
Sales to external customers	10,889	7,498	45.2%
Inter-segment	128	110	15.8%
Total sales	11,017	7,608	44.8%
Operating income	681	589	15.5%
Operating income ratio	6.2%	7.7%	–

In the Spot Business segment thanks to the effect of aggressive placement of business offices in the prior fiscal year and the first half of the current fiscal year, the number of both clients who made transactions and those newly registered rose. The expanded office network contributed to improving staffs' convenience, thereby facilitating recruiting as well. To continue to enjoy this effect, Fullcast consolidated five organizational layers in the Sales Department into three to step up control over the business offices which rapidly increased in number and the sales system.

In the quarter in review orders continued to increase from client companies operating on a nationwide scale in the service industries, such as event management, sales promotion, or food. Particularly noted is that the demand attributable to the Expo 2005 Aichi, Japan kept growing in the Tokai region.

In addition, the number of companies using the High Quality Solutions* unique to the Group, which are designed to increase efficiency through qualitative improvement of business activities, was on the steady rise, but due to the repercussions of production adjustments by part of our client companies, the volume of transactions declined. Meanwhile, the Japanese version of the professional employer organization (PEO)* handled by Fullcast Office Support Co., Ltd. has been expanding steadily. Furthermore, orders from the amusement industry, where Apayours Co., Ltd. operates, which became Fullcast's wholly owned subsidiary in the prior fiscal year, continued rising.

In the quarter in review the Group upgraded our mission-critical information management system FASE tailored to our future growth strategy, which quickly searches the best fitting personnel to the client's needs, thereby increasing efficiency not only of coordinating, but of the entire range of business activities as well at each business office. The operation of the system has already been started.

Despite a tough hiring environment, our name recognition improved thanks in part to the acquisition of the naming rights to Fullcast Stadium Miyagi (Miyagi Prefectural Ballpark), the home of the Tohoku Rakuten Golden Eagles, a Japanese professional baseball team, the number of access to our Website rose, contributing to facilitating employment. Coupled with efforts to control the amount of advertisements, we strove to prevent the unit cost of employment from rising.

In the third quarter we opened 11 new business offices centered on those meeting the strong needs for sales promotion and food-related services, while consolidating 12 underperforming ones. As a result, the number of business offices stood at 337 across the nation at the end of the quarter in review (up 133 from the same period last year).

As a result, segment sales increased 44.8% over the same period last year to 11,017 million yen, with operating income, up 15.5% to 681 million yen.

* The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

The Japanese version of professional employer organization (PEO) is a business model, which is based on expertise on dispatching manpower, outplacement or providing outsourcing services the Company has. The Company adapted the PEO which has been established in the United States to the Japanese actual business climate in compliance with the relevant laws and regulations.

Factory Business

(Millions of yen)

	Q3 of FY2005	Q3 of FY2004	YoY change
Sales to external customers	3,190	3,043	4.8%
Inter-segment	5	4	24.0%
Total sales	3,196	3,047	4.9%
Operating income	66	85	-23.6%
Operating income ratio	2.1%	2.8%	–

In the Factory Business segment net sales by Fullcast Central Co., Ltd., a specialist company that provides production line work for the automotive industry, increased steadily. But changeovers of staffs upon expiration of the term of contract for temporary workers contributed to diminishing income. Meanwhile, Fullcast Factory Co., Ltd., which provides production line work for other industries than the automotive one, conducted sales activities to precisely meet the client needs, while steadily shifting personnel to segments where robust production trends can be expected.

In terms of SG&A, as the situation surrounding employment improved, it became increasingly difficult to hire staffs, but we strove to hold down expenses more vigorously than before by making effective use of the Web or stepping up community-based hiring activities, for instance.

As a result, segment sales increased 4.9% over the same period last year to 3,196 million yen, with operating income, down 23.6% to 66 million yen.

At the end of the reporting quarter there were a total of 46 offices across the nation, up 4 from the same period last year, of which 21 operated by Fullcast Factory, down 3 from the same period last year, and 25 by Fullcast Central, up 7.

Technology Business

(Millions of yen)

	Q3 of FY2005	Q3 of FY2004	YoY change
Sales to external customers	1,911	1,651	15.7%
Inter-segment	0	8	-96.8%
Total sales	1,911	1,660	15.1%
Operating income	11	51	-77.8%
Operating income ratio	0.6%	3.1%	–

In the IT and electronics industries investment in research and development continued, while the demand for dispatched technical experts and engineers to be assigned to design and development jobs kept growing. Under such business circumstances, we employed 238 newly graduated technical experts/engineers in April, up 33 from the same period last year. This year it took longer to assign them to jobs compared to the prior year, which contributed to diminishing profits.

In the quarter in review we made efforts to revise the unit price of contract at the time of contract renewal. As a result, the utilization rate of technical experts/engineers in the period in review stood at 85.9%. However, as high-level technical expertise displayed by our technical experts and engineers specialized in design and development technology was evaluated highly by client companies, resulting in boosting the average unit price of contract.

As a result, segment sales increased 15.1% from the same time last year to 1,911 million yen and operating income was 11 million yen, down 77.8% from the same time last year.

* Figures shown are rounded down to the nearest one million yen in the previous period and rounded off to the nearest one million yen in the current period.

(2) Nine Months Consolidated Business Results Highlights Ending June 30, 2005

First quarter to Third quarter for FY 2005 (October 1, 2004 – June 30, 2005)
First quarter to Third quarter for FY 2004 (October 1, 2003 – June 30, 2004)

1) Consolidated

(Millions of yen)

	2005 (9 months)	2004 (9 months)	YoY change
Net sales	48,973	34,868	40.4%
Operating income	2,499	2,154	16.0%
Ordinary income	2,510	2,161	16.1%
Current net income	814	845	-3.7%
Current net income per share	¥2,979.13	¥3,147.27	–

* As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share for nine months in the third quarter of the fiscal year 2004 was calculated on the assumption that the stock split was carried out at the beginning of the period.

2) By business segment

Spot Business

(Millions of yen)

	2005 (9 months)	2004 (9 months)	YoY change
Sales to external customers	32,198	21,278	51.3%
Inter-segment sales	303	254	19.4%
Total sales	32,502	21,532	50.9%
Operating income	2,393	2,077	15.2%
Operating income margin	7.4%	9.6%	–

Factory Business

(Millions of yen)

	2005 (9 months)	2004 (9 months)	YoY change
Sales to external customers	10,319	8,938	15.5%
Inter-segment sales	14	30	-53.7%
Total sales	10,333	8,968	15.2%
Operating income	344	371	-7.4%
Operating income margin	3.3%	4.1%	–

Technology Business

(Millions of yen)

	2005 (9 months)	2004 (9 months)	YoY change
Sales to external customers	5,446	4,329	25.8%
Inter-segment sales	2	49	-96.6%
Total sales	5,448	4,379	24.4%
Operating income	193	141	36.3%
Operating income margin	3.5%	3.2%	–

(3) Outlook for the September 2005 Fiscal Year

Projected consolidated operating results for the fiscal year ending September 2005 and current status
(October 1, 2004 – September 30, 2005)

(Millions of yen)

	Actual results for the third quarter of FY2005 (9 months)	Original projection for the fiscal year	Rate of progress
Net sales	48,973	71,820	68.2%
Ordinary income	2,510	4,780	52.5%
Current net income	814	2,100	38.8%

Reference: Estimated current net income per share (full year): 7,683.52 yen

Reference: Changes in consolidated operating results for FY 2004 ended September 30, 2004

(Millions of yen)

	1st Quarter Oct. – Dec. '03	2nd Quarter Jan. – Mar. '04	3rd Quarter Apr. – Jun. '04	4th Quarter Jul. – Sep. '04	Full year Oct. '03 – Sep. '04
Net sales	11,249	11,331	12,287	14,819	49,688
Ordinary income	821	791	549	1,131	3,292
Current net income	415	479	-50	666	1,511
Contributing ratio of current net income	22.7%	22.8%	24.7%	29.8%	–

For the fiscal year ending September 2005, Fullcast is forecasting consolidated net sales of 71,820 million yen, up 44.5% from the same period last year, consolidated ordinary income of 4,780 million yen, up 45.2%, and consolidated current net income of 2,100 million yen, up 38.9%. There are no changes to be made to our projected operating results as of February 7, 2005.

Our operating results can be expected to grow steadily in all the business segments for the following reasons:

1) Spot Business

Order-receiving trends

- Business offices placed in the prior year contribute to boosting profits.
- The Group's better laid network of business offices helps receive an increasing number of orders from existing client companies operating nationwide.
- Upon completion of production adjustments by clients under High Quality Solutions contracts, the volume of transactions recovers.
- Orders from the service industry involved in nationwide-scale event management, sales promotion or food-related services increase.
- Orders from the amusement industry through Apayours Co., Ltd. and Amuse Cast Co., Ltd. increase further.

Profit-earning trends

- Gross profit margin improves thanks to strategic hikes of the unit contract price.
- Streamlining staff-matching and billing/accounting at each branch office thanks to the upgraded mission-critical system FASE III helps improve profit margins.

Hiring trends

- Focus on hiring by making use of IT, such as the Web or mobile devices, to strive to reduce the unit cost of employing registered staffs, while taking advantage of our improved name recognition attributable to the acquisition of the naming rights in promoting hiring strategies with greater appeal power.

2) Factory Business

Order-receiving trends

- Orders from clients in the strong automotive industry continue to grow.
- Orders from new clients through Group's sales activities increase.
- Respond to production trends by industry, region or client and focus on contracts from which steady orders can be expected.

Hiring trends

- Promote efficient hiring activities by making use of the Web.
- Step up hiring activities by local business offices.

3) Technology Business

Order-receiving trends

- Continue to increase orders from the development/design department of the IT/electronics industries and achieve high utilization rates.
- Newly graduated technical experts/engineers, who joined the Group in April, contribute to boosting profits throughout the fiscal year.
- Fullcast Central Co., Ltd. expands the unit to dispatch technical experts/engineers to the automotive area, which contributes to boosting profits.

Hiring trends

- Promote efficient hiring activities by making use of the Web.
- Promote efforts to train/nurture bilingual engineers in China to step up the system to meet the demand for technical experts/engineers.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:
   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure) / Prior fiscal year figure × 100
2. Estimated current net income per share = Forecast for current net income applicable to common stock /
   Estimated number of common stocks outstanding during the fiscal year ending September 30, 2005

Reference: Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2004	Jan. – Mar. 2005	Apr. – Jun. 2005	Jul. – Sep. 2005	Ending Sep. 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	16,273	16,217	16,482	–	48,973
Gross profit	4,551	4,717	4,521	–	13,790
Operating income	624	1,351	524	–	2,499
Ordinary income	657	1,356	497	–	2,510
Income before income taxes and minority interests	677	818	480	–	1,974
Current net income	363	204	248	–	814
	Yen	Yen	Yen	Yen	Yen
Net income per share	1,328.49	744.87	905.77	–	2,979.13
Diluted net income per share	–	–	–	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	20,242	21,251	21,363	–	21,363
Shareholders' equity	11,069	11,287	11,267	–	11,267
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	40,498.59	41,297.35	41,225.47	–	41,225.47
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-757	762	552	–	557
Cash flows from investing activities	-177	-714	-92	–	-983
Cash flows from financing activities	727	-443	449	–	734
Cash and cash equivalents at end of period	5,882	5,487	6,397	–	6,397

Note: Diluted net income per shares for the 1st quarter to 3rd quarter are not reported since there is no outstanding potential stock.

Fiscal year ended September 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2003	Jan. – Mar. 2004	Apr. – Jun. 2004	Jul. – Sep. 2004	Ended Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	12,287	14,819	49,688
Gross profit	3,224	3,265	3,366	4,263	14,118
Operating income	813	781	560	1,100	3,255
Ordinary income	821	791	549	1,131	3,292
Income before income taxes and minority interests	824	815	223	1,102	2,966
Current net income	415	479	-50	666	1,511
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	-184.43	2,438.59	5,603.88
Diluted net income per share	3,124.52	3,592.60	–	–	5,578.67
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	18,193	19,461	19,461
Shareholders' equity	9,274	10,049	10,543	10,977	10,977
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	38,578.09	40,165.04	40,165.04
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-1,384	900	106	372	-5
Cash flows from investing activities	-187	-17	133	-3	-73
Cash flows from financing activities	1,158	-778	640	-3	1,016
Cash and cash equivalents at end of period	4,737	4,842	5,723	6,088	6,088

Note: Net income per share for the 1st quarter to 3rd quarter and diluted net income per share for the 1st quarter and 2nd quarter of the fiscal year ended September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis) and on May 20, 2004 (on a two-for-one stock split basis), was implemented at the beginning of the accounting period. Diluted net income per shares for the 3rd quarter and 4th quarter are not reported since there is no outstanding potential stock.

Reference: Changes in Quarterly Operating Results by Business Segment

Fiscal year ending September 2005 (October 1, 2004 – September 30, 2005)
Fiscal year ended September 2004 (October 1, 2003 – September 30, 2004)

(Millions of yen)

Spot Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	10,850	10,459	10,889	–	32,198
	(2) Inter-segment sales or the amount of transfers	86	90	128	–	303
	Total	10,935	10,550	11,017	–	32,502
	Operating expenses	10,282	9,490	10,336	–	30,109
	Operating income or loss	653	1,059	681	–	2,393
	Operating income ratio	6.0%	10.0%	6.2%	–	7.4%
Fiscal year ended September 2004	(1) Sales to external customers	7,009	6,770	7,498	9,536	30,814
	(2) Inter-segment sales or the amount of transfers	54	88	110	65	319
	Total	7,064	6,859	7,608	9,602	31,134
	Operating expenses	6,270	6,165	7,019	8,816	28,271
	Operating income or loss	794	693	589	786	2,863
	Operating income ratio	11.2%	10.1%	7.7%	8.2%	9.2%

Factory Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	3,465	3,663	3,190	–	10,319
	(2) Inter-segment sales or the amount of transfers	4	5	5	–	14
	Total	3,469	3,668	3,196	–	10,333
	Operating expenses	3,412	3,447	3,130	–	9,989
	Operating income or loss	58	221	66	–	344
	Operating income ratio	1.7%	6.0%	2.1%	–	3.3%
Fiscal year ended September 2004	(1) Sales to external customers	2,898	2,996	3,043	3,296	12,234
	(2) Inter-segment sales or the amount of transfers	15	10	4	4	34
	Total	2,914	3,006	3,047	3,301	12,269
	Operating expenses	2,775	2,859	2,961	3,108	11,704
	Operating income or loss	138	147	85	193	564
	Operating income ratio	4.8%	4.9%	2.8%	5.8%	4.6%

Technology Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	1,758	1,777	1,911	–	5,446
	(2) Inter-segment sales or the amount of transfers	1	0	0	–	2
	Total	1,759	1,778	1,911	–	5,448
	Operating expenses	1,708	1,648	1,900	–	5,255
	Operating income or loss	51	130	11	–	193
	Operating income ratio	2.9%	7.3%	0.6%	–	3.5%
Fiscal year ended September 2004	(1) Sales to external customers	1,233	1,444	1,651	1,882	6,212
	(2) Inter-segment sales or the amount of transfers	–	41	8	3	52
	Total	1,233	1,485	1,660	1,885	6,264
	Operating expenses	1,222	1,407	1,608	1,702	5,940
	Operating income or loss	11	78	51	182	324
	Operating income ratio	0.9%	5.3%	3.1%	9.7%	5.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter of FY 2005	21,363	11,267	52.7	41,225.47
Third quarter of FY 2004	18,193	10,543	58.0	38,578.09

* As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis.

Consolidated cash flows

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
FY ending September 2005 (9 months)	557	-983	734	6,397
FY ended September 2004 (9 months)	-377	-70	1,020	5,723
(Reference)				
Third quarter of FY 2005	552	-92	449	6,397
Third quarter of FY 2004	106	133	640	5,723

[Changes in consolidated financial condition]

At the end of the third quarter of the current accounting period, cash and cash equivalents totaled 6,397 million yen, 674 million yen more than the previous year.

Cash flows from operating activities

Net cash gained in operating activities in the third quarter of the current accounting period was 557 million yen, compared with 377 million yen used in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests was 1,974 million yen, amortization of consolidated account adjustment involved in turning Human Resources Institute, Inc. into Company's wholly owned subsidiary was 551 million yen, trade receivables increased 523 million yen (trade payable increased 55 million yen) and income tax paid was 1,406 million yen.

Cash flows from investing activities

Net cash used in investing activities was 983 million yen, compared with 70 million yen used in the previous year.

This was mainly due to expenditures for the acquisition of tangible fixed assets associated with the opening of business offices, totaling 333 million yen, and those for the acquisition of stock in subsidiaries, which entail a change to the scope of consolidation, totaling 422 million yen.

Cash flows from financing activities

Net cash gained by financing activities was 734 million yen, compared with 1,020 million yen gained in the previous year.

The main reason was that while payments of dividends were 546 million yen and short-term borrowing decreased 1,411 million yen.

Reference: Important Business Matters (outline of the matters that were decided and/or occurred)

1) Business alliance with Legs Company, Ltd. and Mediaflag Inc.

The needs are on the rise among client companies, including leading franchisers, such as drugstore chains, or groceries manufacturers, for conducting a survey on how products are displayed at stores, to what extent sales campaigns using advertising novelties penetrate into the consumers, or how training programs are conducted at stores on a real-time and nationwide basis to lead it to sales activities immediately. In order to build the system which allows us to provide services to meet such needs on a one-stop basis, Fullcast formed a business alliance with Legs Company, Ltd. and Mediaflag Inc.

This business alliance links Leg's marketing and sales capabilities, Fullcast's human resources networking ability and sales forces and Mediaflag's expertise on system handling and logistics. Thereby, Fullcast offers the ideal form of human resources outsourcing services for franchisers' headquarters, groceries manufacturers, and others.

Summary of the business alliance partners

Legs Company, Ltd.	Address:	2-4-12 Jingumae, Shibuya Ward, Tokyo
(JASDAQ: 4286)	Representative:	Junichiro Uchikawa, President and CEO
	Capital:	220.56 million yen
	Description of business:	Sales promotion support service
Mediaflag Inc.	Address:	2nd fl. BNK Bldg., 13-16 Maruyama-cho, Shibuya Ward, Tokyo
	Representative:	Yasuo Fukui, President
	Capital:	50 million yen
	Description of business:	Sales support service

Date of resolution of the board of directors:	May 9, 2005
Date of signing the business alliance agreement:	May 9, 2005

2) Establishment of ADR Program

Fullcast established an American Depositary Receipt (ADR) program and our stock can be distributed in the form of an ADR in the United States effective on June 8, 2005 (U.S. local time). We reached the conclusion that the establishment of this ADR program will enable us to develop new investors and expand the base of investors on the U.S. capital market. Fullcast also expects to increase volume of training on the domestic stock market and improve the liquidity of our stock through synergies resulting from this move.

The depositary bank is the Bank of New York. This kind of sponsored ADR program is the very first one in the human resources service industry.

We have no plans to go public on the stock exchange and there will be no change to the U.S. generally accepted accounting principles (U.S. GAAP).

Details of Fullcast's ADR program

Type of ADR program:	Level 1 sponsored
Start of trading:	June 8, 2005 (U.S. Eastern standard Time)
ADR ratio:	100 ADR= 1 common share
U.S. CUSIP number:	35968P100
Ticker symbol:	FULCY
Depositary bank:	The Bank of New York
Local custodian bank:	The Bank of Tokyo-Mitsubishi, Ltd.

3) Comprehensive business alliance with Asia Pacific System Research Co., Ltd.

Fullcast signed a comprehensive business alliance agreement with Asia Pacific Systems Research Co., Ltd. (Aspac) on the premise that Fullcast will acquire stock in Aspac.

This alliance enables us to integrate reliability substantiated by Aspac's specialty, i.e. technical expertise on IT or information security, into our BPO (business process outsourcing) business represented by the High Quality Solutions, in which we are entrusted with part of corporate activities by the client company as a single package, at an even higher level. This helps review the planning, design and management of a business process (know-how and workflow) from a strategic perspective, making it possible to take on corporate activities in its near entirety. This ultimately gives shape to the full-fledged outsourcing business.

Aspac is likewise able to enjoy the benefits by making the most of Fullcast and Fullcast Group's strong sales forces, approximately 30,000 client companies and 400 business offices available across the nation in promoting not only BPO, but activities to help promote computerization, such as IT system building, management or maintenance and security measures, as well.

With synergies from these, both two companies strive to bolster the management constitution, promote the growth of business and improve the group's corporate value further.

Summery of the business alliance partner

Trade name:	Asia Pacific System Research Co., Ltd. (JASDAQ: 4727)
Representative:	Kiyoshi Koba, President and Representative Director
Head office:	3-37-10 Takada, Toshima Ward, Tokyo
Main business activities:	Information processing service
Fiscal term:	March 31
Capital:	918 million yen (as of March 31, 2005)
Date of signing:	July 12, 2005

Details of the equity alliance

Aspac will increase capital through a third-party allocation of 4,507,400 shares to Fullcast.

(1) Number of shares acquired, acquisition price and the state of stockholding before and after acquisition

i.	Number of shares owned before acquisition (Number of voting rights 0)	0 share (stockholding ratio: 0%)
ii.	Number of shares acquired* (Number of voting rights 45,074)	4,507,400 shares (acquisition price: 3,033,480,200 yen) (673 yen per share)
iii.	Number of shares after acquisition (Number of voting rights 45,074)	4,507,400 shares (stockholding ratio: 51.22%)

* Of the shares acquired, 207,400 shares will be granted from treasury stock Aspac owned. The stockholding ratio after acquisition is to the total outstanding stock in Aspac of 8,800,000 shares. The resolution that new stock is to be issued as stock option will be intact, which was passed in the 36th Aspac's general shareholders meeting held June 29, 2005.

(Note) How to determine the issue price

We referred to the average closing price of Aspac stock listed on JASDAQ from Tuesday, April 12, 2005 through Monday, July 11, 2005 multiplied by 0.9.

(Note) Funds for acquiring stock

Stock to be acquired through our own funds and borrowings.

(2) Schedule

Due date of capital increase payment through a third-party allocation of new shares October 3, 2005

Aspac is due to become a consolidated subsidiary under our consolidated financial results ending September 2006. No changes are thus to be made to our estimated financial results for the fiscal year ending September 2005. Estimated consolidated financial results for the fiscal year ending September 2006, which reflect the subsidiary's business performance, will be announced as soon as all necessary numbers are made available.

4) Fullcast gears up for launching banking service

Fullcast starts to gear up to establish a bank to offer financial products and services for individual clients, including youths who lead the next generation. In addition, we will provide prospective, excellent small- and medium-size companies or venture businesses with funds or business opportunities, thereby contributing to stimulating the Japanese economy. Capital adequacy of the new bank is expected to start with around 5 billion yen. It will take the form of a consortium made up of primarily Fullcast and several dozen excellent companies, which can be our business partners, and is expected to have no major shareholder stipulated under the bank low. The business territory, specific services, details of the business plan, and others are yet to be determined.

Summary of the preparatory entity to establish the bank (provisional)

1. Trade name:	Fullcast Partners Co., Ltd.
2. Representative:	Takehito Hirano, President and Chief Executive Officer
3. Location of central branch:	Shibuya Ward, Tokyo
4. Date of establishment:	August 15, 2005 (tentative)
5. Capital:	100 million yen
6. Shareholder composition:	100% Fullcast (outset)

The Fullcast Group expects to boost profits through the establishment of the new bank. However, no specific time frames for obtaining a banking license, starting banking services, and others are yet to be determined.

The impact that this will have on our projected consolidated operating results for the fiscal year ending September 2005 is minor; thus, there are no changes to be made.

2. Consolidated Financial Statements for the Third Quarter

(1) Consolidated Balance Sheet for the Third Quarter

(Thousands of yen)

Category	Note No.	As of June 30, 2005 Amount		%	As of June 30, 2004 Amount		%	As of September 30, 2004 Amount		%
Assets										
I Current assets										
1 Cash and deposits			6,409,998			5,245,581			5,603,756	
2 Trade notes and accounts receivables			7,834,738			5,948,485			6,968,667	
3 Securities			—			799,421			500,048	
4 Inventories			64,158			82,120			74,585	
5 Other current assets			1,470,062			738,394			975,231	
Allowance for doubtful accounts			-103,322			-67,496			-69,320	
Total current assets			15,675,634	73.4		12,746,507	70.1		14,052,969	72.2
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings and structures	*1	599,785			508,450			508,713		
Accumulated depreciation		201,012	398,773		146,390	362,060		150,574	358,138	
(2) Machinery and vehicles		67,788			43,996			56,679		
Accumulated depreciation		36,690	31,098		24,826	19,170		27,824	28,854	
(3) Furniture and fixtures		896,650			611,554			726,552		
Accumulated depreciation		417,117	479,533		273,992	337,562		314,197	412,354	
(4) Land	*1		606,469			606,469			606,469	
(5) Constriction in progress			—			3,279			—	
Total tangible fixed assets			1,515,873	7.1		1,328,541	7.3		1,405,816	7.2
2 Intangible fixed assets										
(1) Software			757,547			692,576			803,359	
(2) Other			58,418			88,831			51,044	
Total intangible fixed assets			815,965	3.8		781,407	4.3		854,403	4.4
3 Investment and other assets										
(1) Investment securities	*2		952,501			1,283,598			901,972	
(2) Insurance reserve fund			1,086,678			997,657			1,088,686	
(3) Other			1,370,198			1,105,320			1,207,426	
Allowance for doubtful accounts			-53,649			-49,123			-49,754	
Total investment and other assets			3,355,727	15.7		3,337,453	18.3		3,148,330	16.2
Total fixed assets			5,687,565	26.6		5,447,402	29.9		5,408,551	27.8
Total assets			21,363,199	100.0		18,193,909	100.0		19,461,520	100.0

Fullcast Co., Ltd.

(Thousands of yen)

Category	Note No.	As of June 30, 2005 Amount	%	As of June 30, 2004 Amount	%	As of September 30, 2004 Amount	%
Liabilities							
I Current liabilities							
1 Short-term borrowings	*1	**3,683,267**		2,290,034		2,245,136	
2 Current portion of long-term debt	*1	**94,948**		174,565		137,878	
3 Accounts payable-other		**1,970,015**		2,267,472		2,047,219	
4 Accrued expenses payable		**1,828,382**		1,057,341		1,575,118	
5 Income taxes payable		**422,994**		225,185		687,710	
6 Accrued bonuses		**414,369**		269,319		519,872	
7 Other current liabilities		**652,985**		343,955		298,798	
Total current liabilities		**9,066,961**	**42.5**	6,627,873	36.4	7,511,733	38.6
II Fixed liabilities							
1 Long-term debt	*1	**191,092**		286,040		258,808	
2 Allowance for employee retirement benefits		**317,407**		292,362		271,120	
3 Allowance for officers' retirement benefits		**—**		2,728		—	
4 Other fixed liabilities		**120,008**		256,058		106,813	
Total fixed liabilities		**628,507**	**2.9**	837,189	4.6	636,742	3.3
Total liabilities		**9,695,468**	**45.4**	7,465,063	41.0	8,148,475	41.9
Minority interests							
Minority interests		**400,316**	**1.9**	184,977	1.0	335,455	1.7
Shareholders' equity							
I Common stock		**3,464,100**	**16.2**	3,464,100	19.0	3,464,100	17.8
II Capital surplus		**3,018,338**	**14.1**	3,018,338	16.6	3,018,338	15.5
III Retained surplus		**4,733,511**	**22.2**	3,799,403	20.9	4,465,902	23.0
IV Net unrealized holding gains on securities		**241,678**	**1.1**	452,135	2.5	219,460	1.1
V Treasury stock		**-190,212**	**-0.9**	-190,108	-1.0	-190,211	-1.0
Total shareholder's equity		**11,267,415**	**52.7**	10,543,868	58.0	10,977,589	56.4
Total liabilities, minority interests and shareholders' equity		**21,363,199**	**100.0**	18,193,909	100.0	19,461,520	100.0

Fullcast Co., Ltd.

(2) Consolidated Profit and Loss Statement for the Third Quarter

(Thousands of yen)

		October 1, 2004 to June 30, 2005			October 1, 2003 to June 30, 2004			October 1, 2003 to September 30, 2004		
Category	Note No.	**Amount**		**%**	Amount		%	Amount		%
I Net sales			**48,972,590**	**100.0**		34,868,629	100.0		49,688,065	100.0
II Cost of sales			**35,182,539**	**71.8**		25,012,940	71.7		35,569,211	71.6
Gross profit			**13,790,051**	**28.2**		9,855,688	28.3		14,118,854	28.4
III Selling, general and administrative expenses	*1		**11,291,361**	**23.1**		7,701,057	22.1		10,863,235	21.9
Operating income			**2,498,690**	**5.1**		2,154,631	6.2		3,255,618	6.5
IV Non-operating income										
1 Interest income		**452**			5,012			5,814		
2 Rental income		**11,089**			17,006			20,883		
3 Profit on investment in silent partner		**22,411**			33,004			40,166		
4 Equity in earnings of affiliates		**9,081**			1,009			1,754		
5 Consulting income		**18,000**			—			—		
6 Other		**66,110**	**127,143**	**0.3**	49,306	105,338	0.3	119,188	187,806	0.4
V Non-operating expenses										
1 Interest expense		**22,692**			24,083			32,293		
2 Amortization of software		**—**			2,510			2,510		
3 Other		**92,658**	**115,350**	**0.3**	71,602	98,195	0.3	115,755	150,558	0.3
Ordinary income			**2,510,483**	**5.1**		2,161,774	6.2		3,292,866	6.6
VI Extraordinary income										
1 Gain on sale of fixed assets	*2	**6**			16			16		
2 Gain on sale of investment securities		**38,411**			29,161			29,161		
3 Reversal of allowances for doubtful accounts		**10,925**			12,867			4,472		
4 Reversal of allowances for officers' retirement benefits		**—**			—			3,059		
5 Gain on transfer of business	*3	**6,616**	**55,958**	**0.1**	—	42,045	0.1	—	36,709	0.1
VII Extraordinary loss										
1 Loss on sales of fixed assets	*4	**161**			—			—		
2 Loss on disposal of fixed assets	*5	**53,789**			3,521			9,080		
3 Loss on sale of investment securities		**—**			314			314		
4 Loss on valuation of investment securities		**3,117**			11,109			11,109		
5 Restructuring expense	*6	**9,565**			—			—		
6 Penalty	*7	**—**			—			18,000		
7 Loss on insurance cancellation		**1,263**			7,188			7,188		
8 Consolidated adjustable accounts		**524,786**	**592,680**	**1.2**	317,708	339,843	1.0	317,708	363,402	0.7
Income before income taxes and minority interests			**1,973,761**	**4.0**		1,863,977	5.3		2,966,173	6.0
Corporate, residential and enterprise taxes		**1,058,118**			847,864			1,372,254		
Corporate tax adjustment		**28,550**	**1,086,668**	**2.2**	116,188	964,052	2.8	-27,051	1,345,203	2.7
Minority interests (or loss)			**72,861**	**0.1**		54,516	0.1		109,063	0.2
Net income			**814,232**	**1.7**		845,407	2.4		1,511,906	3.1

(3) Consolidated Retained Surplus Statement for the Third Quarter

(Thousands of yen)

Category	Note No.	**October 1, 2004 to June 30, 2005** Amount		October 1, 2003 to June 30, 2004 Amount		October 1, 2003 to September 30, 2004 Amount	
Capital surplus							
I Capital surplus at beginning of period			**3,018,338**		2,514,473		2,514,473
II Increase in capital surplus							
1 New stock issuance		**—**		178,245		178,245	
2 Issuance of shares in connection with acquisition		**—**	**—**	325,620	503,865	325,620	503,865
III Capital surplus at end of period			**3,018,338**		3,018,338		3,018,338
Retained surplus							
I Retained surplus at beginning of period			**4,465,903**		3,264,994		3,264,994
II Increase in retained surplus							
1 Net income		**814,232**	**814,232**	845,407	845,407	1,511,906	1,511,906
III Decrease in retained surplus							
1 Dividends paid		**546,624**	**546,624**	310,998	310,998	310,998	310,998
IV Retained surplus at end of period			**4,733,511**		3,799,403		4,465,902

(4) Consolidated Cash Flows Statement for the Third Quarter

(Thousands of yen)

		October 1, 2004 to June 30, 2005	October 1, 2003 to June 30, 2004	October 1, 2003 to September 30, 2004
Category	Note No.	**Amount**	Amount	Amount
I Cash flows from operating activities				
1 Income before income taxes and minority interests		**1,973,761**	1,863,977	2,966,173
2 Depreciation and amortization		**260,766**	212,433	298,989
3 Increase (decrease) in allowance for doubtful accounts		**37,700**	-13,495	-11,040
4 Increase (decrease) in allowance for bonuses		**-126,194**	-185,367	65,185
5 Increase in allowance for employee retirement benefits		**47,317**	35,280	1,765
6 Increase (decrease) in allowance for officers' retirement benefits		**—**	989	-1,739
7 Interest and dividend income		**-7,698**	-9,286	-10,088
8 Interest expenses		**22,692**	24,083	32,293
9 Gain on sale of fixed assets		**-6**	-16	-16
10 Loss on disposal of fixed assets		**53,789**	3,521	9,080
11 Loss on sales of fixed assets		**161**	—	—
12 New stock issue expenses and amortization of discount on bonds		**—**	6,078	8,074
13 Profit on investment in anonymous partnerships		**-22,411**	-33,004	-40,166
14 Gain on sale of investment securities		**-38,411**	-29,161	-29,161
15 Loss on valuation of investment securities		**3,117**	11,109	11,109
16 Gain on transfer of business		**-6,616**	—	—
17 Restructuring expense		**9,565**	—	—
18 Amortization of goodwill		**6,059**	6,388	8,517
19 Amortization of consolidated adjustment accounts		**550,663**	319,040	296,471
20 Equity in earnings of affiliates		**-9,081**	-1,009	-1,754
21 Increase in trade receivable		**-523,195**	-522,354	-1,540,817
22 Increase (decrease) in inventories		**11,319**	-9,669	-2,134
23 Increase (decrease) in trade payable		**54,839**	162,257	-73,902
24 Increase (decrease) in insurance reserve fund		**8,172**	-186,514	-277,542
25 Other		**-329,365**	-150,660	184,676
Subtotal		**1,976,940**	1,504,620	1,893,975
26 Interest and dividend received		**7,698**	8,825	9,020
27 Interest paid		**-22,222**	-23,780	-32,161
28 Income taxes paid		**-1,405,535**	-1,866,726	-1,875,846
Net cash provided by (used in) operating activities		**556,882**	-377,060	-5,012

	Category	Note No.	October 1, 2004 to June 30, 2005 Amount	October 1, 2003 to June 30, 2004 Amount	October 1, 2003 to September 30, 2004 Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		**-9,003**	-13,410	-16,810
2	Proceeds from refund of time deposits		**14,013**	—	11,000
3	Purchase of acquisition of securities		—	-298,540	-298,540
4	Proceeds from sales of securities		—	300,000	600,000
5	Purchase of tangible fixed assets		**-333,281**	-225,780	-398,404
6	Proceeds from sales of tangible fixed assets		**976**	65,021	65,021
7	Purchase of intangible fixed assets		**-90,238**	-172,634	-298,383
8	Proceeds from sales of intangible fixed assets		—	6,221	6,221
9	Proceeds from transfer of business		**26,024**	—	—
10	Purchase of acquisition of investment securities		**-22,000**	-4,550	-14,550
11	Proceeds from sales of investment securities		**43,313**	52,081	52,081
12	Purchase of shares in subsidiary		—	-1,400	-1,400
13	Advanced for loans receivable		**-204,350**	-36,679	-40,379
14	Collection on loans receivable		**3,607**	37,696	39,220
15	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	**10,000**	221,201	221,098
16	Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	**-421,787**	—	—
17	Other		—	-10	-10
	Net cash provided by (used in) investing activities		**-982,724**	-70,783	-73,835
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		**1,410,632**	1,245,034	1,200,136
2	Repayments of long-term debt		**-110,646**	-206,995	-270,914
3	Expenditure on redemption of corporate bonds		—	-9,900	-9,900
4	Issuance of common stock		—	349,500	349,500
5	Payments of dividends		**-546,000**	-310,344	-309,703
6	Payments of dividends to minority shareholders		**-8,000**	-8,000	-8,000
7	Other		**-12,133**	-39,150	65,804
	Net cash provided by (used in) financing activities		**733,853**	1,020,143	1,016,923
IV	Exchange gain/loss on cash and cash equivalents		**-8**	8	24
V	Net increase (decrease) in cash and cash equivalents		**308,002**	572,308	938,100
VI	Cash and cash equivalents at beginning of period		**6,088,995**	5,150,894	5,150,894
VII	Cash and cash equivalents at end of period	*1	**6,396,997**	5,723,203	6,088,994

Significant Accounting Policies in the Preparation of the Third Quarter Financial Statements

Item	Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all eleven of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Finance Co., Ltd. Amuse Cast Co., Ltd. Human Resources Research Institute, Inc. Human Resources Business Academy, Inc. Fullcast Finance Co., Ltd. was newly formed as of October 1, 2004 in the current consolidated third quarter, it is included in the scope of consolidation. Since Amuse Cast Co., Ltd. has become a fully consolidated subsidiary through stock acquisition as of October 1, 2004 in the third quarter of the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Since Human Resources Research Institute, Inc. and Human Resources Business Academy, Inc. became a wholly owned subsidiary through stock acquisition effective January 27, 2005, they are included in the consolidation with the deemed acquisition date as the end of the first half of the consolidated fiscal year in review.	The accompanying financial statements include the accounts of the parent company and all six of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through equity swap as of June 1, 2004 in the current consolidated third quarter, it is included in the scope of consolidation from the same day being taken as the reference date.	The accompanying financial statements include the accounts of the parent company and all seven of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through equity swap as of June 1, 2004 in the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Fullcast Telemarketing Co., Ltd. was newly formed as of September 15, 2004, which is included in the scope of consolidation.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. (Equity methods are applied to all affiliates) Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Sama as on the left.

Item	Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
	(2) Of those affiliates to which the equity method is not applied, the name of the main affiliate is as follows: Arbeit.jp, Inc. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the first half of the consolidated fiscal year in review.	(2) ――――――	(2) ――――――
3. Matters concerning settlement date of consolidated subsidiaries	The third quarter settlement date of the consolidated subsidiaries are the same as the third quarter settlement date of the Company. The account settlement dates of Human Resources Business Academy, Inc. and Human Resources Research Institute, Inc. have been changed to September 30 at their extraordinary shareholders' meetings held on March 16, 2005 and April 1, 2005, respectively.	The followings are newly consolidated subsidiaries whose third quarter closing date does not coincide with that of the Company. Company name / Account settlement date Apayours Co., Ltd. / May 31 Consolidated financial statements are based on those temporarily closed pursuant to the final settlement of accounts as of the consolidated account settlement date. For your reference, at the general shareholders' meeting held on July 29, 2004, our account settlement date has been changed to September 30.	The fiscal year settlement date of the consolidated subsidiaries are the same as the settlement date of the Company.
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the third quarter settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.

Item	Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
	c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method. (2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-20 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. (3) Deferred assets ―――――	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left. (2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-15 years b. Intangible fixed assets Same as on the left. (3) Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left. (2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-15 years b. Intangible fixed assets Same as on the left. (3) Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.

Item	Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
	(4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.
	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the third quarter among the estimated amount for the fiscal year.	b. Accrued bonuses Same as on the left.	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period.
	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the third quarter mainly based on projected benefit obligations and pension assets at the end of the third quarter. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits Same as on the left.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.
	d. Allowance for officers' retirement benefits ————	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the third quarter pursuant to the Company's rules on officers' retirement benefits.	d. Allowance for officers' retirement benefits ————

Item	Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
			(Additional information) As for one of the consolidated affiliates, to provide for accrued officers' severance benefits, the Company provides an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits. However, the board of directors decided to abolish this officers' retirement benefit program on September 28, 2004. In the wake of this decision, the unused balance of this term of the balance of the officers' retirement benefit allowance at end of this consolidated fiscal year of ¥3,059 thousand was withdrawn to be included in extraordinary income.
	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the third quarter settlement date. Translation gain or loss is accounted as profit or loss.	(5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year settlement date. Translation gain or loss is accounted as profit or loss.
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.	(6) Accounting for leases Same as on the left.
	(7) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.

Item	Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged. (8) Other significant accounting policies in the preparation of consolidated financial statements for the third quarter *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	b. Hedge method and transactions Same as on the left. c. Hedging policy Same as on the left. d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated financial statements for the third quarter *Accounting for consumption taxes* Same as on the left.	b. Hedge method and transactions Same as on the left. c. Hedging policy Same as on the left. d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on the third quarter consolidated cash flows statements	They consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.	Same as on the left.

Reclassifications

Item	October 1, 2004 – June 30, 2005	October 1, 2003 – June 30, 2004
Accrued expenses payable	―――――	"Accrued expenses payable," reported as a component of "Other" in current liabilities by the end of the third quarter of the previous consolidated fiscal year, is reclassified and listed separately as from the end of the third quarter of the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the end of the third quarter of the previous consolidated fiscal year was ¥556,011 thousand.
Proceeds from sale of investment securities	―――――	"Proceeds from sale of investment securities," reported as a component of "Other" in cash flows from operating activities in the third quarter of the previous consolidated fiscal year, is reclassified and listed separately as from the third quarter of the current consolidated fiscal year, given that the amount of "Proceeds from sale of investment securities" has increased materiality of impact on consolidated financial statements. The "Proceeds from sale of investment securities" for the third quarter of the previous fiscal year were ¥284 thousand.
Increase in insurance reserve fund	―――――	"Increase in insurance reserve fund," reported as a component of "Other" in cash flows from operating activities in the third quarter of the previous consolidated fiscal year, is reclassified an listed separately as from the third quarter of the current consolidated fiscal year, given that the amount of "Increase in insurance reserve fund" has increased materiality of impact on consolidated financial statements. The "Increase in insurance reserve fund" for the third quarter of the previous fiscal year was ¥79,680 thousand.

Notes on Financial Statements

Notes on consolidated balance sheet for the third quarter

(Thousands of yen)

<table>
<tr><th>As of June 30, 2005</th><th>As of June 30, 2004</th><th>As of September 30, 2004</th></tr>
<tr>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 225,369
Land 606,469
Total 831,838

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 1,750,000
Long-term debt 266,660
[Current portion of long-term debt] [75,568]
Total 2,016,660</td>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 235,354
Land 606,469
Total 841,823

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 1,100,000
Long-term debt 342,228
[Current portion of long-term debt] [75,568]
Total 1,442,228</td>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 232,775
Land 606,469
Total 839,244

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 1,000,000
Long-term debt 323,336
[Current portion of long-term debt] [75,568]
Total 1,323,336</td>
</tr>
<tr>
<td>*2. ―――――</td>
<td>*2. ―――――</td>
<td>*2. Non-consolidated subsidiary and affiliate stock includes the following:
Investment securities 11,545
These include advances on stock subscription of 10,000 thousands yen for Fullcast Finance Co., Ltd. formed on October 1, 2004.</td>
</tr>
<tr>
<td>*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eleven banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this third quarter is as follows:

Limit of overdraft account 12,250,000
Borrowing 3,583,267
Balance 8,666,733</td>
<td>*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eight banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this third quarter is as follows:

Limit of overdraft account 6,300,000
Borrowing 1,800,000
Balance 4,500,000</td>
<td>*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:

Limit of overdraft account 7,600,000
Borrowing 2,100,136
Balance 5,499,864</td>
</tr>
</table>

Notes on consolidated profit and loss statement for the third quarter

(Thousands of yen)

Oct. 1, 2004 - Jun. 30, 2005	Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
*1. Significant components of selling, general and administrative expenses Salaries and wages 3,322,250 Miscellaneous wages 1,732,832 Legal welfare 514,957 Provision of accrued bonuses 244,888 Retirement benefit expenses 111,538 Communications expenses 544,685 Advertisement and sales promotion 177,781 Travel and transportation 525,485 Rents 1,039,302 Depreciation and amortization 237,904 Recruitment expense 869,888 Provision of allowance for doubtful accounts 57,770	*1. Significant components of selling, general and administrative expenses Salaries and wages 2,303,743 Miscellaneous wages 1,195,347 Legal welfare 330,264 Provision of accrued bonuses 155,876 Retirement benefit expenses 117,753 Provision of allowance for officers' retirement benefit 989 Communications expenses 346,495 Advertisement and sales promotion 102,462 Travel and transportation 381,177 Rents 648,097 Depreciation and amortization 184,263 Recruitment expense 564,080 Provision of allowance for doubtful accounts 26,280	*1. Significant components of selling, general and administrative expenses Salaries and wages 3,180,239 Miscellaneous wages 1,726,542 Legal welfare 463,982 Provision of accrued bonuses 304,153 Retirement benefit expenses 109,832 Provision of allowance for officers' retirement benefit 1,320 Communications expenses 500,667 Advertisement and sales promotion 130,708 Travel and transportation 542,508 Rents 929,571 Depreciation and amortization 261,935 Recruitment expense 805,326 Provision of allowance for doubtful accounts 29,713
*2. Significant components of gain on sale of fixed assets Furniture and fixtures 6	*2. Significant components of gain on sale of fixed assets Furniture and fixtures 16	*2. Significant components of gain on sale of fixed assets Furniture and fixtures 16
*3. Gain on sale of business resulted from the sale of the process board business and personnel expenses and others expected to incur as software, unamortized balance of business rights and business are transferred were deducted.	*3. ――――――	*3. ――――――
*4. Significant components of loss on sales of fixed assets Machinery and vehicles 161	*4. ――――――	*4. ――――――
*5. Significant components of loss on disposal of fixed assets Buildings and structures 866 Machinery and vehicles 600 Furniture and fixtures 1,942 Software 50,381 Total 53,789	*5. Significant components of loss on disposal of fixed assets Buildings and structures 342 Machinery and vehicles 799 Furniture and fixtures 2,380 Total 3,521	*5. Significant components of loss on disposal of fixed assets Buildings and structures 585 Machinery and vehicles 843 Furniture and fixtures 3,152 Software 4,500 Total 9,080
*6. Restructuring expenses are in connection with the loss incurred in partial curtailment of the outsourced software development business, mainly, in the sales of software and other products.	*6. ――――――	*6. ――――――
*7. ――――――	*7. ――――――	*7. Penalty on a change in the contract period of management consignment contract

Notes on consolidated cash flows statement for the third quarter

(Thousand of yen)

Oct. 1, 2004 – Jun. 30, 2005	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2003 – Sep. 30, 2004
*1. Reconciliation of the third quarter consolidated balance sheet items to cash and cash equivalents in the third quarter consolidated cash flows statements	*1. Reconciliation of the third quarter consolidated balance sheet items to cash and cash equivalents in the third quarter consolidated cash flows statements	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements
Cash and deposits 6,409,998	Cash and deposits 5,245,581	Cash and deposits 5,603,756
Fixed deposits with original maturities of over 3 months -13,001	Fixed deposits with original maturities of over 3 months -22,410	Fixed deposits with original maturities of over 3 months -14,810
Cash and cash equivalents 6,396,997	Money Management Fund 300,017	Money Management Fund 300,032
	Free Financial Fund 200,014	Free Financial Funds 200,016
	Cash and cash equivalents 5,723,203	Cash and cash equivalents 6,088,994
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock.	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. through equity swap and the relation with net expenditure for acquisition of the company.	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. through equity swap and the relation with net expenditure for acquisition of the company.
Cash and cash equivalents held by the company -10,000	Current assets 652,029	Current assets 652,029
Net expenditure for acquisition of the company (minus indicates proceeds) -10,000	Fixed assets 55,915	Fixed assets 55,915
	Consolidation adjustments 317,708	Consolidation adjustments 317,708
	Current liabilities 498,161	Current liabilities 498,161
	Fixed liabilities 2,620	Fixed liabilities 2,620
The following shows a breakdown of assets and liabilities at the start of consolidation of Amuse Cast Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.	Acquisition price of the company's shares 524,872	Acquisition price of the company's shares 524,872
Current assets 108,249	Self-stock substitution treasury stocks exchanged with the company's share -524,872	Self-stock substitution treasury stocks exchanged with the company's share -524,872
Fixed assets 6,924	Cash and cash equivalents held by the company -229,596	Cash and cash equivalents held by the company -229,596
Consolidation adjustments 25,877	Cost for acquisition of the company 8,394	Cost for acquisition of the company 8,497
Current liabilities 60,000	Net expenditure for acquisition of the company (minus indicates proceeds) -221,201	Net expenditure for acquisition of the company (minus indicates proceeds) -221,098
Acquisition price of the company's shares 81,050		
Cash and cash equivalents held by the company -63,799		
Net expenditure for acquisition of the company 17,251		

Oct. 1, 2004 - Jun. 30, 2005		Oct. 1, 2003 - Jun. 30, 2004	Oct. 1, 2003 - Sep. 30, 2004
The following shows a breakdown of assets and liabilities at the start of consolidation of Human Resources Research Institute, Inc. and Human Resources Business Academy, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company.			
Current assets	681,408		
Fixed assets	111,540		
Consolidation adjustments	524,786		
Current liabilities	554,574		
Fixed liabilities	1,068		
Acquisition price of the company's shares	762,092		
Cash and cash equivalents held by the company	-357,556		
Net expenditure for acquisition of the company	404,536		

Securities

Third quarter of the current consolidated fiscal year (as of June 30, 2005)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

Category	As of June 30, 2005		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	422,928	830,479	407,551
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	422,928	830,479	407,551

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Category	Carrying value
Affiliate stock	32,626
Other securities without market quotations	89,396

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the third quarter. The amount of impairment was 3,117 thousand yen.

Third quarter of the previous consolidated fiscal year (as of June 30, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

Category	As of June 30, 2004		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	1,186,428	762,454
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	423,973	1,186,428	762,454

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Category	Carrying value
Affiliate stock	10,800
Other securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,014
Money Management Fund	300,017
Commercial paper	299,389

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the third quarter. The amount of impairment was 11,109 thousand yen.

Previous consolidated fiscal year (As of September 30, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

Category	As of September 30, 2004		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	794,058	370,084
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	423,973	794,058	370,084

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Category	Carrying value
Advances on subscription of subsidiary and affiliate stock	10,000
Affiliate stock	11,545
Other securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,016
Money Management Fund	300,032

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet.
The amount of impairment was 11,109 thousand yen.

Segment Information

(1) Information on the business segments

Third quarter of the current consolidated fiscal year (October 1, 2004 – June 30, 2005)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	32,198,230	10,319,247	5,446,306	1,008,808	48,972,590	—	48,972,590
(2) Inter-segment sales or transfers	303,358	13,945	1,666	69,297	388,266	-388,266	—
Total	32,501,588	10,333,192	5,447,972	1,078,105	49,360,856	-388,266	48,972,590
Operating expenses	30,108,689	9,989,113	5,255,196	1,079,360	46,432,357	41,543	46,473,900
Operating income or loss	2,392,899	344,079	192,776	-1,255	2,928,499	-429,809	2,498,690

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 478,157 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Third quarter of the previous consolidated fiscal year (October 1, 2003 – June 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	21,278,007	8,938,252	4,329,967	322,401	34,868,629	—	34,868,629
(2) Inter-segment sales or transfers	254,089	30,117	49,333	13,396	346,938	-346,938	—
Total	21,532,097	8,968,370	4,379,301	335,798	35,215,567	-346,938	34,868,629
Operating expenses	19,455,091	8,596,774	4,237,874	384,066	32,673,806	40,191	32,713,997
Operating income or loss	2,077,006	371,595	141,427	-48,268	2,541,760	-387,129	2,154,631

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, and bar management
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 407,352 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to external customers	30,814,275	12,234,864	6,212,128	426,796	49,688,065	—	49,688,065
(2) Inter-segment sales or transfers	319,888	34,778	52,333	20,916	427,917	-427,917	—
Total	31,134,163	12,269,642	6,264,462	447,712	50,115,982	-427,917	49,688,065
Operating expenses	28,271,124	11,704,956	5,940,350	485,475	46,401,906	30,540	46,432,446
Operating income or loss	2,863,039	564,686	324,112	-37,762	3,714,076	-458,458	3,255,618

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.

2. Business segments

(1) Spot Business: Short-term contractual workers services, short-term employee dispatching services

(2) Factory Business: Contracted-out services for production line work, staffing services for production line work

(3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services

(4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business

3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 494,815 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2004 – Jun. 30, 2005	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2003 – Sep. 30, 2004
Shareholders' equity per share ¥41,225.47	Shareholders' equity per share ¥38,578.09	Shareholders' equity per share ¥40,165.04
Net income per share (basic) in Q3 ¥2,979.13	Net income per share (basic) in Q3 ¥3,147.27	Net income per share (basic) ¥5,603.88
Diluted net income per share for the third quarter is not reported since there is no outstanding potential stock.	Net income per share (diluted) in Q3 ¥3,133.05	Net income per share (diluted) ¥5,578.67

Notes:

1. The following is the base to calculate the net income per share for the third quarter and diluted net income per share for the third quarter.

(Thousands of yen)

Item	Oct. 1, 2004 – Jun. 30, 2005	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2003 – Sep. 30, 2004
Net income	814,232	845,407	1,511,906
Net income (basic)	814,232	845,407	1,511,906
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	273,312 shares	268,615 shares	269,796 shares
Net income adjustment for the third quarter	–	–	–
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the third quarter Stock acquisition rights	–	1,218 shares	1,218 shares
Increase in common shares	–	1,218 shares	1,218 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	Same as on the left	Same as on the left

2. In the previous fiscal year the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658). And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis (number of shares issued: 137,982).
   Net income per share (basic) and current net income per share (diluted) in the previous consolidated third quarter and the previous consolidated fiscal year were calculated on the assumption that the stock split was carried out at the beginning of the period.

August 8, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Merger of Consolidated Subsidiaries

This is to notify you that Fullcast Co., Ltd. decided to merge its consolidated subsidiaries, i.e., Human Resources Institute, Inc. and Fullcast Office Support Co., Ltd., effective on October 1, 2005 in the board of directors meeting held on August 8, 2005.

Details

1. The purpose of the merger

The Fullcast Group aims to expand operations to improve human resources outsourcing services and further bolster management practices under the motto of offering "one-stop total solutions" to meet every single need for outsourced manpower.

Our consolidated subsidiaries, including Human Resources Institute, Inc. and Fullcast Office Support Co., Ltd., have offered temporary clerical personnel (white-collar workers) services to date, respectively.

We reached the conclusion that we will be able to increase operational efficiency, improve services for client companies and promote efforts to strengthen the business further by consolidating the respective companies' functions through a merger.

2. Summary of the merger

(1) Schedule for the merger

Wednesday, August 10, 2005	Board of directors meeting to approve and sign the agreement on the merger
Thursday, August 25, 2005	Extraordinary shareholders meeting to approve the agreement on the merger
Saturday, October 1, 2005	Effective date of the merger
Monday, October 3, 2005	Registration of the merger

(2) How to merge the companies — Fullcast Office Support will be dissolved and taken over by Human Resources Institute, Inc.

(3) Merger ratio — Since the two companies subject to the merger are both wholly owned companies, there are no arrangements as to merger ratio. In addition, no new shares are to be issued through this merger.

(4) Delivered money due to merger — There will be no payment of cash for the merger.

(5) Additional capital — None

3. Summary of the subsidiaries to be merged

(1) Trade name	Human Resources Institute, Inc. (to survive)	Fullcast Office Support Co., Ltd. (to be dissolved)
(2) Description of business	General temporary staffing service, outplacement service, placement service	General temporary staffing service, placement service
(3) Location of head office	9th fl. Kyoritsu Bldg., 4-5 2-chome Iidabashi, Chiyoda Ward, Tokyo	Fullcast Bldg. 2-6 Sakuragaoka-cho, Shibuya Ward, Tokyo
(4) Representative	Kazuki Sakamaki President and Representative Director	Kenji Miyoshi President and Representative Director
(5) Capital	480 million yen	90 million yen
(6) Shareholder composition	100% Fullcast	100% Fullcast
(7) Number of employees	46 (as of June 30, 2005)	33 (as of June 30, 2005)
(8) Net sales	2,724 million yen (for the fiscal year ended March 2005)*	1,833 million yen (for the fiscal year ended September 2004)

*The fiscal term was changed to September to match Fullcast Group's fiscal term in an extraordinary shareholders meeting held on April 1, 2005.

4. State after the merger

(1) Trade name: Fullcast HR Institute Co., Ltd.

(2) Description of business General temporary staffing service, outplacement service, placement service
(3) Location of head office 9th fl. Kyoritsu Bldg., 4-5 2-chome Iidabashi, Chiyoda Ward, Tokyo
(4) Representative Kazuki Sakamaki
President and Representative Director
(5) Capital 480 million yen
(6) Shareholder composition 100% Fullcast
(7) Fiscal term September 30

5. Impact on the future operating results

This merger is the one between one Fullcast's consolidated subsidiary and another; thus, will have no impact on the future operating results of the company.

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